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                             February 14, 2023

       Andrew Lane
       Chairman, CEO
       Universal Systems, Inc.
       30 N. Gould Street, Suite N
       Sheridan, WY 82801

                                                        Re: Universal Systems,
Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed January 30,
2023
                                                            File No. 024-11969

       Dear Andrew Lane:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed January 30, 2023

       Part III     Exhibits, page 57

   1. We note your revised disclosure on page 1 that each unit being offered comprises eight shares of common stock
of your company. However, the revised legal opinion filed as exhibit 12.1 opines on
units that consist of "three (3) shares of our common stock, $.001 par value, and three
warrants exercisable at $.02 per warrant shares of common stock, par value $0.001 per
share." Please revise your offering statement or have counsel revise the opinion accordingly to
ensure consistency between the securities offered and the securities covered by your filed
legal opinion.
 Andrew Lane
FirstName  LastNameAndrew  Lane
Universal Systems, Inc.
Comapany14,
February   NameUniversal
             2023        Systems, Inc.
February
Page 2 14, 2023 Page 2
FirstName LastName
General

2. We note your revised disclosure that your "purpose is to create, develop, and produce a library of films, videos, and music productions." The offering statement continues to refer to investment activity though in other instances. Please revise to clarify that you will not be engaged in the business of investing, if true, throughout the offering statement. In this regard, we note your risk factor disclosure on page 19 that "this is a blind pool offering,"
         that investors "will not have the opportunity to evaluate [y]our investments before [you]
         make them," and that you "may change [y]our targeted investments and investment guidelines." We also note your sub-heading on page 21 entitled "Risks Related to Our
         Investments" and the reference to your "overall investment portfolio" on page 33 and your
         "investment objectives" on page 41.
3. We note your revised disclosure that "the company recently closed its division and efforts pertaining to web3, NFT, and blockchain content distribution . . . ."
However, your
         website, www.digitaldistrosolutions.com, continues to refer to such division of your business. Please reconcile such inconsistency.
       Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steve Mills